SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.





                            FORM 11-K

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934

           For the Fiscal Year Ended December 31, 1997





        Employees' Stock Purchase Plan of UAL Corporation
        -------------------------------------------------
                    (Full title of the Plan)


                         UAL Corporation
                         ---------------
          (Employer sponsoring the Plan, issuer of the
            participations in the Plan and issuer of
              the shares held pursuant to the Plan)


        1200 Algonquin Road, Elk Grove Township, Illinois
                        Mailing Address:
    UAL Corporation, P.O. Box 66919, Chicago, Illinois  60666
    ---------------------------------------------------------
            (Address of principal executive offices)






            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
            ----------------------------------------


To UAL Corporation:

We have audited the accompanying statements of financial position of the Employees' Stock Purchase Plan of UAL Corporation (the
"Plan") as of December 31, 1997 and 1996 and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996 and the changes in its participants' equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                          /s/ Arthur Andersen LLP

                                          ARTHUR ANDERSEN LLP


Chicago, Illinois
March 26, 1998






Signature
---------
Pursuant to the requirements of the Securities Exchange Act of 1934, the sponsor and issuer of the participants of the Plan, UAL
Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.






                                            UAL Corporation
                                            ---------------
                                             Administrator




Dated March 26, 1998                   By   /s/  Douglas A. Hacker

                                            Douglas A. Hacker
                                            Senior Vice President and
                                            Chief Financial Officer




                 EMPLOYEES' STOCK PURCHASE PLAN
                       OF UAL CORPORATION

                STATEMENTS OF FINANCIAL POSITION
                --------------------------------
             (In Thousands, Except Number of Shares)

                                                   December 31
                                                1997         1996
                                                ----         ----
ASSETS
------
Participants' payroll deductions
     receivable from UAL Corporation         $   684      $   145

Investment in common stock of
     UAL Corporation, at quoted market
     value (1997 - 506,971 shares, cost
     $17,283; 1996 - 525,053 shares, cost
     $14,803 - Note 8).                       46,895       32,914
                                              ------       ------
                                             $47,579      $33,059
                                              ======       ======



LIABILITIES AND PARTICIPANTS' EQUITY
------------------------------------

Payable to terminating and partially
     withdrawing participants, at
     quoted market value (1997 - 170
     shares, cost $ 6; 1996 - 12,943
     shares, cost $388 - Note 8).            $    16      $   812

Participants' equity                          47,563       32,247
                                              ------       ------
                                             $47,579      $33,059
                                              ======       ======

The accompanying notes to financial statements are an integral part of these statements.



                 EMPLOYEES' STOCK PURCHASE PLAN
                       OF UAL CORPORATION

          STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY
          ---------------------------------------------
                         (In Thousands)

                                              Year Ended December 31
                                            1997       1996       1995
                                            ----       ----       ----
Balance at beginning of year             $32,247    $22,146    $11,089
                                          ------     ------     ------
Increase (decrease) during year:

   Participants' payroll deductions        5,576      3,849      2,975

   Realized gain on stock distributed
     to participants                       3,682      1,312      1,208

   Unrealized appreciation (depreciation)
     in value of investment               11,501      8,086     10,408

   Stock and cash for fractional
     shares distributed or amounts
     payable to participants, at
     market value                         (5,443)    (3,146)    (3,534)
                                          ------     ------     ------

                                          15,316     10,101     11,057
                                          ------     ------     ------

Balance at end of year                   $47,563    $32,247    $22,146
                                          ======     ======     ======

The accompanying notes to financial statements are an integral part of these statements.




                 EMPLOYEES' STOCK PURCHASE PLAN
                       OF UAL CORPORATION


                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

(1)  The Plan
-------------
The Employees' Stock Purchase Plan of UAL Corporation (the
"Plan") is sponsored by UAL Corporation ("UAL"). UAL offers participation in the Plan to eligible employees of UAL and its subsidiaries.

(2)  Purchase and Distribution of Stock
---------------------------------------
Purchases are made by the Plan monthly, and the shares purchased are credited to the accounts of each participant on the basis of the ratio of the participant's contribution to total participants' contributions for the month. The cost of common stock purchased for the Plan includes all brokerage charges involved in the purchase.

When shares of stock are distributed to the individual participants pursuant to the terms of the Plan, the market value of such shares is removed from the investment account of the Plan.

Terminating participants receive a certificate for the full number of shares, plus cash for the fractional shares, held for their accounts. Partially withdrawing participants receive certificates for the full number of shares withdrawn. There are no forfeiture provisions under the Plan with respect to participants' contributions.

(3)  Investment in Common Stock of UAL
--------------------------------------
The investment in common stock of UAL is valued at the year-end published market prices as reported by the New York Stock
Exchange.

(4)  Realized Gain on Stock Distributed to Participants
-------------------------------------------------------
Gains on stock distributed to participants are realized to the extent of the difference between the weighted average cost of shares distributed and the market value at the date of distribution.

(5)  Unrealized Appreciation (Depreciation) in Value of Investment
------------------------------------------------------------------
The unrealized appreciation (depreciation) in the value of investment is the change from the prior year-end to the current year-end in the difference between the market value and the cost of the investment.

The following is a summary of unrealized appreciation
(depreciation):

                                          1997      1996      1995
                                          ----      ----      ----
                                               (In Thousands)

Balance at beginning of year           $18,111   $10,025   $  (383)

Increase (decrease) during year         11,501     8,086    10,408
                                        ------    ------    ------
Balance at end of year                 $29,612   $18,111   $10,025
                                        ======    ======    ======


(6)  Administrative Expenses of the Plan
----------------------------------------
All administrative expenses of the Plan are paid by UAL.

(7)  Federal Income Tax
-----------------------
Under existing federal income tax laws, the Plan is not subject to federal income tax.  Any dividend income is taxable to the participants upon distribution and receipt.  When any shares of stock or rights acquired under the Plan are sold by or for a participant, any gain or loss must be recognized by that
participant.

(8)  Stock Split
----------------
In April 1996, the shareholders of UAL approved a four-for-one split of the UAL's common stock in the form of a 300% dividend effective at the close of business on May 6, 1996.

